                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-23369

PROSPECTUS SUPPLEMENT
DATED SEPTEMBER 8, 2000

(To Prospectus dated April 18, 2000, as amended by Prospectus Supplement dated June 16, 2000)

                         NOTIFY TECHNOLOGY CORPORATION

                       1,600,000 Shares of Common Stock
                            ______________________


     This Prospectus Supplement together, with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

The following information is added to the Prospectus:

PART I.  FINANCIAL INFORMATION (unaudited)

          Item 1.    Financial Statements

                         NOTIFY TECHNOLOGY CORPORATION
                                BALANCE SHEETS

                                                                                 June,         September,
                                                                                 2000            1999
                                                                             ------------    ------------
                                                                              (unaudited)
          Assets
          Current assets:
                     Cash and cash equivalents                               $    654,259    $  1,594,750
                     Restricted cash                                            1,342,633         527,003
                     Accounts receivable                                          261,444         677,032
                     Inventories                                                  624,209         534,467
                     Prepaid assets                                                32,672         140,579
                                                                             ------------    ------------
          Total current assets                                                  2,915,217       3,473,831

          Property and equipment, net                                             262,338         240,024
          Other assets                                                             56,877          72,110
                                                                             ------------    ------------
               Total assets                                                  $  3,234,432    $  3,785,965
                                                                             ============    ============

          Liabilities and shareholders' equity
          Current liabilities:
                     Accounts payable                                        $    192,578    $    419,416
                     Accrued liabilities                                          606,000         529,745
                                                                             ------------    ------------
          Total current liabilities                                               798,578         949,161

          Shareholders' equity:
                     Common stock                                                   4,885           4,403
                     Additional paid-in capital                                13,763,720      12,039,437
                     Accumulated deficit                                      (11,332,751)     (9,207,036)
                                                                             ------------    ------------
          Total shareholders' equity                                            2,435,854       2,836,804
                                                                             ------------    ------------
               Total liabilities and shareholders' equity                    $  3,234,432    $  3,785,965
                                                                             ============    ============

See accompanying notes to unaudited financial statements

                         NOTIFY TECHNOLOGY CORPORATION
                           STATEMENTS OF OPERATIONS

                                           Three-Month Periods            Nine-Month Periods
                                             Ended June 30,                 Ended June 30,
                                           2000            1999          2000             1999
                                       -----------    -----------    -----------    -----------
                                              (Unaudited)                    (Unaudited)
Product sales                          $   902,461    $   482,004    $ 3,656,742    $   988,858
Cost of sales                              591,315        501,814      2,613,861        783,020
                                       -----------    -----------    -----------    -----------
Gross profit                               311,146        (19,810)     1,042,881        205,838

Operating expenses:
     Research & development                339,110        372,476      1,058,683        993,861
     Sales and marketing                   286,654        188,177        948,641        545,471
     General and administrative            428,184        294,051      1,212,852        778,678
                                       -----------    -----------    -----------    -----------
Total operating expenses                 1,053,948        854,704      3,220,176      2,318,010
                                       -----------    -----------    -----------    -----------

Loss from operations                      (742,802)      (874,514)    (2,177,295)    (2,112,172)

Other (income) and expense, net            (11,387)       (34,028)       (51,580)       (71,934)
                                       -----------    -----------    -----------    -----------
Net loss                               $  (731,415)   $  (840,486)   $(2,125,715)   $(2,040,238)
                                       ===========    ===========    ===========    ===========

Basic and diluted net loss per share   $     (0.20)   $     (0.27)   $     (0.60)   $     (0.76)
                                       ===========    ===========    ===========    ===========

Weighted average shares outstanding      3,652,714      3,158,756      3,546,010      2,699,465
                                       ===========    ===========    ===========    ===========


           See accompanying notes to unaudited financial statements

                         NOTIFY TECHNOLOGY CORPORATION
                           STATEMENTS OF CASH FLOWS

                                                                      Nine-Month Periods
                                                                         Ended June 30,
                                                                       2000           1999
                                                                  ----------------------------
                                                                           (Unaudited)
Cash flows used in operating activities:
Net loss                                                          $ (2,125,715)   $ (2,040,238)
Adjustments to reconcile net loss to cash used in
       Operating activities:
            Depreciation and amortization                              141,627          47,970
       Changes in operating assets and activities:
            Accounts receivable                                        415,589        (216,461)
            Inventories                                                (89,743)       (248,879)
            Accounts payable                                          (226,838)        114,134
            Accrued liabilities                                         76,255         (92,442)
            Other current assets                                        64,701         109,105
                                                                  -----------------------------
Net cash used in operating activities                               (1,744,124)     (2,326,811)
                                                                  -----------------------------
Cash flows used in investing activities:
       Expenditures for property & equipment                          (105,502)        (88,798)

Cash flows provided by financing activities:
       Proceed from issuance of common stock                               505       3,044,200
       Proceeds from exercise of options and warrants                1,724,260           7,374
       Repayments of notes receivable from shareholders                     --           4,371
                                                                  -----------------------------
Net cash provided by financing activities                            1,724,765       3,055,945
                                                                  -----------------------------

Net increase/(decrease) in cash and cash equivalents                  (124,861)        640,336
Cash and cash equivalents at beginning of period                     2,121,753       2,117,613
                                                                  -----------------------------
Cash and cash equivalents at end of period                        $  1,996,892   $   2,757,949
                                                                  =============================


           See accompanying notes to unaudited financial statements

NOTES TO THE FINANCIAL STATEMENTS (Unaudited)

     1.   BASIS OF PRESENTATION

     The accompanying unaudited financial statements of Notify Technology Corporation (referred to as "we", "us" and "our" unless the context otherwise requires) have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions of Regulation S-B Item 310(b) and Article 10 of Regulation S-X. The balance sheet as of June 30, 2000, and the statements of operations for the three-month and nine-month periods ended June 30, 2000 and 1999 and the statements of cash flows for the nine-month periods ended June 30, 2000 and 1999 are unaudited but include all adjustments (consisting only of normal recurring adjustments), which we consider necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Although we believe that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information normally included in financial statements and related footnotes prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-KSB for the year ended September 30, 1999.

     Results for any interim period are not necessarily indicative of results for any other interim period or for the entire year.

     The Company's financial statements are prepared and presented on a basis assuming it continues as a going concern. At June 30, 2000, the Company had an accumulated deficit of $11,332,751 and incurred a net loss of $3,123,284 and $2,125,715 for the year ended September 30, 1999 and the nine month period ended June 30, 2000, respectively. The Company's recently developed products will need to attain favorable market acceptance to continue its research and development activities and fund operating expenses. Management believes that sufficient funds will be available from cash, cash equivalents, and operating activities to support the planned level of operations through September 30, 2000 but not beyond. There can be no assurance that the Company's new products will attain favorable market acceptance. If the Company is unable to attain certain revenue goals or raise additional funding, significant reductions in spending and the delay or cancellation of planned activities or more substantial restructuring of the Company may be necessary. In such an event, the Company intends to implement expense reduction plans in a timely manner. These actions would have material adverse effects on the Company's business, results of operations, and prospects. The Company's ability to fund its operations beyond September 30, 2000 depends upon its success in raising additional financing. Management is currently evaluating a number of alternatives but does not have any firm commitments.

     2.   NET LOSS PER SHARE

     Net loss per share is computed using the weighted-average number of shares of common stock outstanding during the periods presented. Potential common shares are excluded from the computation as their effect is antidilutive in accordance with the Financial Accounting Standards Board Statement No. 128, "Earnings per Share" (SFAS 128), SFAS 128. The weighted average number of common shares used in the net loss per share calculation was reduced by the common stock and common stock equivalents placed in escrow in connection with the our initial public offering.

     3.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     4.   CASH EQUIVALENTS

     Cash equivalents consist mainly of money market funds. As of June 30, 2000, we had no material investments in debt or equity securities.

     5.   INVENTORIES

     Inventories consist principally of raw materials and subassemblies, which are stated at lower of cost (first-in, first-out) or market.

                                    June 30,
                                      2000
                                   ---------
               Raw Materials       $ 115,704
               Work In Process       344,491
               Finished Goods        164,014
                                   ---------
                                   $ 624,209
                                   =========

     6.   INCOME TAXES

     Due to our loss position, there was no provision for income taxes for the three-month and nine-month periods ended June 30, 2000 and 1999.

     7.   COMMITMENTS

     At June 30, 2000, we had $1,342,633 of outstanding letters of credit to our suppliers. These letters of credit are secured by cash and cash equivalents of $1,342,633, which is included in restricted cash.

     8.   SHAREHOLDERS' EQUITY

     On October 12, 1999, we received proceeds of $1,121,760 from the exercise of warrants to purchase 311,600 shares of common stock and on February 16, 2000, we received proceeds of $560,880 from the exercise of warrants to purchase 155,800 shares of common stock.

     On February 23, 2000, the shareholders of the Company approved a 500,000 share increase in the number of shares issuable under the 1997 Stock Plan.

     9.   NEW ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Although we have not fully assessed the impact of adopting SAB 101 on our financial position and results of operations in 2000 and thereafter, we do not expect the effect, if any, to be material.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 ("FIN"), "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25". FIN 44 clarifies the application of APB Opinion No. 25 and, among other issues, clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. We do not expect the application of FIN 44 to have a material impact on our financial position or results of operations.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS:

     The following discussion should be read in conjunction with the unaudited financial statements and notes thereto included in Part I - Item 1 of this Quarterly Report and the audited financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-KSB for the year ended September 30, 1999.

RESULTS OF OPERATIONS

     Revenue consists of gross revenue less product returns. Sales of the Call Manager product, which began shipping in the third quarter of fiscal 1999, represented 62% of our revenue in the three month period ended June 30, 2000 compared to 48% of our revenue in the three month period ended June 30, 1999 and 67% of our revenue in the nine month period ended June 30, 2000 compared to 24% of our revenue in the nine month period ended June 30, 1999. Sales of the Centrex Receptionist represented 23% of our revenue in the three month period ended June 30, 2000 compared to 42% in the three month period ended June 30, 1999 and 20% of our revenue in the nine month period ended June 30, 2000 compared to 56% in the nine month period ended June 30, 1999. Sales of the MessageAlert represented 1% of our revenue in the three month period ended June 30, 2000 compared to 10% in the three month period ended June 30, 1999 and 1% of our revenue in the nine month period ended June 30, 2000 compared to 20% in the nine month period ended June 30, 1999.

     Revenue for the three month period ended June 30, 2000 increased to $902,461 from $482,004 for the three month period ended June 30, 1999. Revenue for the nine month period ended June 30, 2000 increased to $3,656,742 from $988,858 for the nine month period ended June 30, 1999. Revenue was up from the previous year due to telephone company caller-id promotions utilizing our Call Manager product.

     Sales to telephone companies were 95% and 90% of revenue for the three-month periods ended June 30, 2000 and 1999, respectively. Sales to telephone companies consisted of 93% and 86% of revenue for the nine-month periods ended June 30, 2000 and 1999, respectively. One customer accounted for 27% and 46% of sales in the three-month periods ended June 30, 2000 and 1999, respectively. Two other customers accounted for 27% and 20% of sales in the three month period ended June 30, 2000.

     Most of the Call Manager revenue in the three-month and nine-month periods ended June 30, 2000 was derived from telephone company promotional programs utilizing the Call Manager product as a customer acquisition device. Conversely, most of the revenue from the Centrex Receptionist came from continuing, non-promotional telephone company programs resulting in more consistent sales. As the timing and size of promotional programs using our Call Manager products is uncertain, we anticipate we will continue to experience substantial variances in quarterly revenue.

     Cost of sales consists primarily of the cost to manufacture our products. Cost of sales increased to $591,315 in the three month period ended June 30, 2000 from $501,814 for the three month period ended June 30, 1999. Cost of sales increased to $2,613,861 in the nine month period ended June 30, 2000 from $783,020 for the nine month period ended June 30, 1999. This increase was the result of increased sales of the Call Manager product line.

     Our gross margin performance increased to 34.5% in the three month period ended June 30, 2000 compared to (4.1)% in the three month period ended June 30, 1999. The gross margin for the three month period ended June 30, 1999 was negatively impacted by our recording an inventory write-down of $119,178 in such period. Our gross margin performance increased to 28.5% in the nine month period ended June 30, 2000 compared to 20.8% in the nine month period ended June 30, 1999. This increase was the result of reductions in the cost of the Call Manager 100.

     Research and development expense consists primarily of personnel costs, testing expense, contract engineering expense and supply expenses. Research and development expense decreased to $339,110 for the three month period ended June 30, 2000 from $372,476 for the three month period ended June 30, 1999 and $1,058,683 for the nine month period ended June 30, 2000 versus $993,861 for the nine month period ended June 30, 1999. The change in research and development costs reflects the change in focus from developing hardware to developing software that supports our Got Mail service and our expansion into 2-way wireless applications.

     Sales and marketing expense consists primarily of personnel costs, show expense, travel costs and sales commissions related to our sales and marketing efforts. Sales and marketing costs increased to $286,654 for the three month period ended June 30, 2000 from $188,177 for the three month period ended June 30, 1999 and $948,641 for the nine month period ended June 30, 2000 compared to $545,471 for the nine month period ended June 30, 1999. Salaries increased due to the addition of a Vice President of Sales and a Vice President of Marketing and the increase in the size of the customer service department. We have been expanding our ability to manage the rollout of the Got Mail product line and to provide better support for the growing Call Manager and Centrex Receptionist product lines. We also made a larger investment in promoting our products at the Consumer Electronics Show held in Las Vegas in January 2000.

     General and administrative expense consists of general management and finance personnel costs, occupancy expense, investor and public relations costs, accounting expense and legal expense. General and administrative expenses increased to $428,184 for the three month period ended June 30, 2000 from $294,051 for the three month period ended June 30, 1999 and increased to $1,212,852 for the nine month period ended June 30, 2000 from $778,678 for the nine month period ended June 30, 1999. The increase is primarily due to increased public and investor communication efforts, the cost of public filings and additional space costs.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial statements are prepared and presented on a basis assuming it continues as a going concern. At June 30, 2000, the Company had an accumulated deficit of $11,332,751 and incurred a net loss of $3,123,284 and $2,125,715 for the year ended September 30, 1999 and the nine month period ended June 30, 2000, respectively. The Company's recently developed products will need to attain favorable market acceptance to continue its research and development activities and fund operating expenses. Management believes that sufficient funds will be available from cash, cash equivalents, and operating activities to support the planned level of operations through September 30, 2000 but not beyond. There can be no assurance that the Company's new products will attain favorable market acceptance. If the Company is unable to attain certain revenue goals or raise additional funding, significant reductions in spending and the delay or cancellation of planned activities or more substantial restructuring of the Company may be necessary. In such an event, the Company intends to implement expense reduction plans in a timely manner. These actions would have material adverse effects on the Company's business, results of operations, and prospects. The Company's ability to fund its operations beyond September 30, 2000 depends upon its success in raising additional financing. Management is currently evaluating a number of alternatives but does not have any firm commitments.

     Cash used in operating activities decreased to $1,744,124 for the nine month period ending June 30, 2000 from $2,326,811 for the nine month period ending June 30, 1999. Cash used in operating activities for the nine month period ending June 30, 2000 was related to meeting operating costs and inventory for the Call Manager and Centrex Receptionist product lines.

     Cash provided by financing activities relate primarily to the proceeds of $1,719,634 from the exercise of warrants to purchase 477,115 shares of common stock during the nine month period ended June 30, 2000.

FORWARD LOOKING STATEMENTS

     Statements in this report regarding product development efforts, capital resources and future business activities are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These forward looking statements include, but are not limited to our statement that sufficient funds will be available to support our current level of expenditures through September 30, 2000. Actual results could differ materially from these forward-looking statements as a result of the following factors: business conditions and growth in the telecommunications industry and general economics, both domestic and international; lower than expected customer orders and timing of actual orders; the timing and extent to which telephone companies adopt, initiate and promote programs involving our products; competition from other suppliers of telephony adjunct devices; changes in product mix or distribution channels; technological difficulties and resource constraints encountered in developing new products; and additional factors discussed from time to time in our public reports filed with the Securities and Exchange Commission.